Exhibit 23.9

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Interests of Experts” in this Registration Statement (Form F-4) of Brookfield Corporation and Brookfield Reinsurance Ltd. and to the incorporation by reference therein of our report dated February 28, 2023, except for the effect of the adoption of ASU No. 2018-12 disclosed in Note 1, as to which the date is August 9, 2023 with respect to the consolidated financial statements and schedules of American Equity Investment Life Holding Company and subsidiaries as of December 31, 2022 and for each of the two years in the period ended December 31, 2022, included in the Current Report on Form 6-K of Brookfield Reinsurance Ltd. filed on August 18, 2023.

/s/ Ernst & Young LLP

Des Moines, Iowa

August 18, 2023